EXHIBIT 97.1

Clawback Policy

1.PURPOSE

To provide for the recovery of certain erroneously awarded incentive compensation in the event the Company is required to prepare an accounting restatement. This Policy is designed to comply with Section 10D-1 (“Exchange Act Rule 10D-1”) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the applicable rules of the New York Stock Exchange (the “NYSE”), including Section 303A.14 of the NYSE Listed Company Manual (“NYSE Rule 303A.14”), and amends, restates, and replaces in its entirety any previous policy of the Company with regard to recoupment of incentive compensation.

2.SCOPE

This policy applies to individuals who are or formerly were determined by the Board to be an “officer” of the Company in accordance with Rule 16a-1(f) under Section 16 of the Securities Exchange Act of 1934, as amended.

3.REQUIREMENTS

3.1    Recovery of Erroneously Awarded Compensation

a.If the Company is required to prepare an Accounting Restatement, the People and Compensation Committee (the “Committee”) shall review all Incentive Compensation received by any Executive Officer during the applicable Recovery Period to determine if any Erroneously Awarded Compensation has been received. For purposes of this policy, Incentive Compensation is deemed “received” in the fiscal period within which a Financial Reporting Measure specified in the Incentive Compensation award has been attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

b.If the Committee determines that an Executive Officer received Erroneously Awarded Compensation, the Company shall recover, reasonably promptly, such Erroneously Awarded Compensation. This may include providing written notice to the affected Executive Officer of the amount of Erroneously Awarded Compensation, a demand for repayment or return (as applicable), and a due date, and such other means of recovery contemplated in Section 3(c).

c.The Company may recover Erroneously Award Compensation by requiring the affected Executive Officer to repay or reimburse the Company or by set-off, by reducing future compensation, by cancelling outstanding vested or unvested equity awards, or by such other means or combination of means as the Committee determines to be appropriate to recover the total amount of Erroneously Awarded Compensation.

d.Except as set forth in Section 4, in no event may the Company seek to recover an amount that is less than the Erroneously Awarded Compensation owed by an Executive Officer.

e.This Policy applies to all Incentive Compensation received by a person (1) after beginning service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive Compensation; (3) while the Company has a class of securities listed on a national securities exchange; and (4) during the Recovery Period. For the
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avoidance of doubt, this Policy shall apply to all such Executive Officers who received Erroneously Awarded Compensation during the applicable Recovery Period, regardless of whether any misconduct occurred or an Executive Officer was responsible for the preparation of the Company’s financial statements. Further, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when restated financial statements are filed.

3.2    Exceptions to Recovery of Erroneously Awarded Compensation

Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 3 if the conditions set forth in Exchange Act Rule 10D-1 and NYSE Rule 303A.14 are met and the Committee has determined that recovery would be impracticable in accordance with Exchange Act Rule 10D-1 and NYSE Rule 303A.14.

3.3    Records

The Company shall maintain documentation relating to the Committee’s review process, including any computation of the restated amounts or the Erroneously Awarded Compensation. Further, if the amount of Erroneously Awarded Compensation is determined pursuant to clause (2) of the definition of Erroneously Award Compensation, the Company shall maintain documentation of any estimated Erroneously Awarded Compensation, and provide such documentation to NYSE.

3.4    Indemnification Prohibition

Under no circumstances will the Company indemnify any Executive Officer against, or provide insurance coverage for, the loss of any Erroneously Awarded Compensation or any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive Compensation from the application of this Policy or that waives the Company’s right to recover any Erroneously Awarded Compensation. This Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date).

3.5    Administration and Interpretation
This Policy has been adopted by the Board and shall be administered and enforced by the Committee. This Policy shall be interpreted in accordance with Section 10D of the Exchange Act, Exchange Act Rule 10D-1, and NYSE Rule 303A.14. Any determinations made by the Committee in good faith pursuant to this Policy or otherwise made in accordance with this Policy, Section 10D of the Exchange Act, Exchange Act Rule 10D-1, and NYSE Rule 303A.14 shall be final and binding on all affected individuals.

3.6    Other Recoupment Rights

The Board intends for this Policy to apply to the fullest extent of the law. The Committee may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar additional policy adopted by the Company to supplement this Policy; any similar policy in any employment agreement, equity award agreement, or similar agreement; any compensation, incentive, or severance plan or policy; and any other remedies at law or in equity available to the Company.

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3.7    Severability

If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

3.8    Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

3.9    Amendment; Termination

The Board may amend or terminate this Policy at any time in its discretion. Notwithstanding anything contrary herein, no amendment or termination of this Policy shall be effective if such amendment or termination would cause the Company to violate any federal securities laws, SEC rules, or rules of any national securities exchange on which the Company’s securities are listed.

4.CONTACTS

If you have any questions regarding this Policy, please contact Human Resources at hrinfo@diebold.com

If you are aware of any violations of this Policy, it is your duty to report that violation to management or through the EthicsPoint hotline, which is available by telephone at 1-866ETHICSP (1-866-384-4277) and online at http://www.ethicspoint.com.

5.DEFINITION / TERMS AND ABBREVIATIONS

Term	Definition
Accounting Restatement
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including the correction of an error in previously issued financial restatements that is (a) material to the previously issued financial statements, or (b) is not material to those financial statements but would result in a material misstatement if the error was corrected by way of an aggregate correction in the current period or was left uncorrected in the current period.

Committee	“Committee” means the People and Compensation Committee of the Board.

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Term	Definition
Erroneously Awarded Compensation
“Erroneously Awarded Compensation” means (1) the amount of Incentive Compensation received by an Executive Officer during a Recovery Period that exceeds the amount of Incentive Compensation the Executive Officer otherwise would have received had such Incentive Compensation been determined based on the restated amounts, or (2) for Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which such Incentive Compensation was received. The amounts in (1) and (2) shall be computed without regard to any taxes paid.

Executive Office
“Executive Officer” means each individual who is or formerly was determined by the Board to be an “officer” of the Company in accordance with Rule 16a-1(f) under Section 16 of the Securities Exchange Act of 1934, as amended.

Financial Reporting Measures
“Financial Reporting Measures” means those measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (regardless of whether those measures are presented in the Company’s financial statements or any SEC filing), and any measures derived in whole or in part from such measures. For the avoidance of doubt, the Company’s stock price and total shareholder return are Financial Reporting Measures.

Incentive Compensation	“Incentive Compensation” means any compensation that has been granted, earned, or vested based in whole or in part upon the attainment of a Financial Report
Recovery Period
“Recovery Period” means (1) the three completed fiscal years of the Company immediately preceding the Restatement Date and (2) any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years that is within the scope of the recovery period required under Exchange Act Rule 10D-1 and NYSE Rule 303A.14.

Restatement Date
“Restatement Date” means the date the Company is required to prepare an Accounting Restatement. Such date shall be the earlier of (1) the date the Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (2) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

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